Issuer Free Writing Prospectus filed pursuant to Rule 433
supplementing the Preliminary Prospectus Supplement dated
July 31, 2012 and the Prospectus dated April 2, 2012
Registration No. 333-180521

VENTAS REALTY, LIMITED PARTNERSHIP
VENTAS CAPITAL CORPORATION

Fully and unconditionally guaranteed by Ventas, Inc.
$275,000,000 3.25% Senior Notes due 2022

Issuers:	Ventas Realty, Limited Partnership and Ventas Capital Corporation

Guarantor:	Ventas, Inc.

Aggregate Principal Amount:	$275,000,000

Final Maturity Date:	August 15, 2022

Public Offering Price:	99.027%, plus accrued and unpaid interest, if any, from August 3, 2012

Coupon:	3.25%

Yield to Maturity:	3.365%

Benchmark Treasury:	1.75% due May 15, 2022

Benchmark Treasury Yield:	1.485%

Spread to Benchmark Treasury:	T+188 bps

Interest Payment Dates:	February 15 and August 15, commencing February 15, 2013

Optional Redemption:

The redemption price for notes that are redeemed before May 15, 2022 will be equal to (i) 100% of their principal amount, together with accrued and unpaid interest thereon, if any, to the date of redemption, plus (ii) a make-whole premium (T+30 bps).

The redemption price for notes that are redeemed on or after May 15, 2022 will be equal to 100% of their principal amount, together with accrued and unpaid interest thereon, if any, to the date of redemption, and will not include a make-whole premium.

Joint Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith
Incorporated
J.P. Morgan Securities LLC
UBS Securities LLC
Wells Fargo Securities, LLC

Senior Co-Managers:	Barclays Capital Inc.
KeyBanc Capital Markets Inc.
Morgan Stanley & Co. LLC
TD Securities (USA) LLC

Co-Managers:	Credit Agricole Securities (USA) Inc.
RBC Capital Markets, LLC
PNC Capital Markets LLC
Fifth Third Securities, Inc.
The Huntington Investment Company
RBS Securities Inc.
SMBC Nikko Capital Markets Limited

CUSIP / ISIN:	92276M AZ8 / US92276MAZ86

Denominations:	$1,000 x $1,000

Trade Date:	July 31, 2012

Settlement Date:	August 3, 2012 (T+3)

Form of Offering:	SEC Registered (Registration No. 333-180521)

Other:

On a pro forma basis, after giving effect to the sale of the notes offered hereby and the application of the net proceeds therefrom, as if each had occurred on June 30, 2012, we would have had approximately $7.1 billion of outstanding indebtedness (including capital lease obligations but excluding unamortized fair value adjustment and unamortized commission fees and discounts).

As of July 30, 2012, approximately $2.8 billion aggregate principal amount of the indebtedness described in footnote (3) under “Capitalization” in the Preliminary Prospectus Supplement matures prior to the notes offered hereby.

Ventas, Inc. and the issuers have filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents that Ventas, Inc. and the issuers have filed with the SEC, including the prospectus supplement, for more complete information about Ventas, Inc., the issuers and this offering.  You may get these documents for free by visiting the SEC Web site at www.sec.gov.  Alternatively, Ventas, Inc., the issuers, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the accompanying prospectus supplement if you request it by contacting Merrill Lynch, Pierce, Fenner & Smith Incorporated, 222 Broadway, 7th Floor, New York, NY  10038, Attention:  Prospectus Department, or by calling: 1-800-294-1322 or emailing: dg.prospectus_requests@baml.com; J.P. Morgan Securities LLC, 383 Madison Avenue, New York, NY, 10179, Attention: High Grade Syndicate Desk, 3rd Floor, by calling: 212-834-4533 (collect); UBS Securities LLC at 299 Park Avenue, New York, NY 10171, Attention: Prospectus Specialist, or by calling: 1-877-827-6444, ext. 561 3884; or Wells Fargo Securities, LLC, 1525 West W.T. Harris Blvd., NC0675, Charlotte, NC 28262, Attention: Capital Markets Support, by calling: 1-800-326-5897 or emailing: cmclientsupport@wellsfargo.com.